April 29, 2009

Mr. Francis P. Jenkins, Jr.
Chairman of the Board
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

　　RE:　**Shermen WSC Acquisition Corp. ("the company")**
　　　　 Revised Preliminary Proxy Material
　　　　 Filed April 13, 2009
　　　　 File No. 0-52642

Dear Mr. Jenkins:

　　　　We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.　 In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two that the company intends to allow the board of directors following the closing the business combination to make the determination regarding repurchases. Please revise page 15 to disclose the

company's intention and the expected mechanisms as described in your response
letter.

Risks Related to Our Business and Operations…, page 28

2. We note your response to prior comment five. Please confirm that you will
   provide the final terms in preliminary proxy materials. In the alternative, please
   revise the last two risk factors on page 28 to disclose that investors will not have,
   prior to the annual meeting, complete information relating to the financing
   agreement.

Unaudited Pro Forma Condensed Combined Financial Information
General

3. It appears from your disclosure throughout the document that you will purchase
   50.5% of Westway resulting in a 49.5% non-controlling interest. Please note that
   SFAS No.160 is effective for fiscal years and interim periods beginning on or
   after December 15, 2008, with the presentation and disclosure requirements to be
   applied retrospectively. Accordingly, please revise your pro forma financial
   statements to disclose the effects of the non-controlling interests in this
   transaction. Please refer to paragraphs A2-A7 of SFAS No.160 for
   implementation guidance.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 155

4. It appears that you have revised your pro forma financial statements to show only
   the incremental effect of the pro forma adjustments assuming minimum approval.
   Please revise to present separate pro forma financial statements assuming
   maximum approval and minimum approval.

Note A. Basis of Presentation
Notes to purchase price allocation
Note (iv), page 157

5. Your disclosure states that no fair value has been assigned to the identified
   intangible assets due to the significant step up in property plant and equipment
   and the associated contributory asset charge in calculating the fair value for these
   intangibles. Please provide a detailed discussion of how your position is
   consistent with the guidance of SFAS No. 141(R).

Note B. Pro Forma Adjustments, page 158

6. We have reviewed your pro forma adjustment 19, noting that you expect depreciation expense to increase by only approximately $135,000. Please provide a detailed discussion of your determination of this amount considering you expect the fair market value of property, plant, and equipment to increase approximately $132.5 million with a remaining estimated useful economic life of 16 years.

7. We have reviewed your pro forma adjustment 20, noting that you have proposed to reclassify a retained deficit to additional paid in capital. It appears that prior to the transaction neither Westway nor Shermen WSC had a retained deficit. Please provide a detailed discussion for the basis of this entry and cite the specific authoritative literature you utilized to support your accounting treatment.

Westway Combined Carve-Out Financial Statements
Notes to Combined Carve-out Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, F-39

8. We have reviewed your response to our prior comment 17, noting that you are recognizing revenue separately under each type of contract (i.e., fixed income, volume and ancillary). Please explain to us how you analyzed EITF 00-21 (specifically paragraph 9) in concluding that the revenue from your contracts should be recognized separately. Your detailed discussion should specifically address whether fixed income / volume contracts are entered into at the same time as your ancillary income contracts, how you determined the storage services and ancillary services have standalone value to the customer and how you determined the objective and reliable evidence of the fair value of each of these items.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.   Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact William Kearns, accountant, at (202) 551-3727 or Angela
Halac, accounting reviewer, at (202) 551-3398 regarding any accounting or financial
statement issues. Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer,
at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc via fax to: Craig L. Godshall, Esq.
                (215) 655-2491